Exhibit 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	Six Months
	Ended
	June 30,
	2006	2005

Net income	$31	$40
Add:
Interest expense	67	64
Amortization of capitalized interest	1	1
Portion of rentals representative of the interest factor	6	6
Income tax benefit and other taxes on income	15	22
Minority interest	2	1
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	(1)

Earnings as defined	$122	$133

Interest expense	$67	$64
Interest capitalized	3	1
Portion of rentals representative of the interest factor	6	6

Fixed charges as defined	$76	$71

Ratio of earnings to fixed charges	1.61	1.87

69